

December 11, 2012

Via E-mail
Bob Myers
Chief Financial Officer
BioDrain Medical, Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

> **Re: BioDrain Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-54361**

Dear Mr. Myers:

We have reviewed your response dated December 5, 2012 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 39

1. We note your response to prior comment 2. While we note the references to material weaknesses in internal control structure, Item 303(a) (3) requires a statement indicating whether or not internal control over financial reporting is effective as of the end of your most recent fiscal year. Please amend your filing to comply with Item 308(a)(3) of Regulation S-K.

Bob Myers
BioDrain Medical, Inc.
December 11, 2012
Page 2

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

cc: Martin R. Rosenbaum